cordero
ENERGY INC

2400 Bow Valley Square 3
255 - 5 Avenue S.W.
Calgary AB Canada T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Toll Free: 1-888-266-6608

August 3, 2006


06015744

VIA FEDEX Express - overnight courier

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Attention: **Filing Desk**

Re: **Cordero Energy Inc. (the "Company")**
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34983

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's:

1. Press release "Cordero Energy Reports Second Quarter 2006 Results".
2. Second Quarter 2006 MD&A.
3. Second Quarter 2006 Financials.
4. Certification of Interim Filings – Form 52-109F2 - CEO.
5. Certification of Interim Filings – Form 52-109F2 - CFO.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,



Kelly L. Janzen
Office & Human Resource Manager



Enclosure

cc: Daniel M. Miller, Dorsey & Whitney LLP

DORSEY & WHITNEY LLP


Cordero
ENERGY INC

Q2 2006 INTERIM REPORT

File No. 82-34983

Cordero Energy Reports Second Quarter 2006 Results

CALGARY, ALBERTA--(CCN Matthews – August 3, 2006) - Cordero Energy Inc. ("Cordero" or the "Company") is pleased to report second quarter 2006 results and an update on ongoing operations.

Highlights

- Production averaged 3,072 boe/d for the quarter, representing a 5% increase over the first quarter of 2006. Current production is approximately 3,300 boe/d and total stabilized production awaiting tie-in is approximately 1,200 boe/d.

- Operating costs improved to $3.27/boe representing a 14% reduction from the previous quarter, ranking Cordero as one of the lowest cost operators in the Western Canadian Basin.

- Royalties fell to 13% of revenue for the quarter and are expected to average 16-17% for the remainder of the year.

- Despite a 20% decrease in natural gas prices, funds flow decreased by only 4% to $7.2 million ($0.22/share diluted) compared to the first quarter of 2006.

- Achieved a 100% success rate on the 10 (8.5) net) wells drilled during the quarter. A 91% success rate was achieved on the 39 (34.6 net) wells drilled year to date.

- Development in the southern portion of Malmo is progressing well. Gas production potential awaiting tie-in in this area is approximately 900 – 1,000 boe/d.

- Entered into an agreement at Bigoray with a junior oil and gas company who will pay an upfront fee of $2 million and will drill three pinnacle reef exploration targets defined by Cordero later this year. Cordero will operate and hold a 50% working interest after completion.

- Added 16,000 net acres of land during the past 6 months at Clear Hills, Alberta, increasing the area land total to 22,400 acres. The Company plans to follow-up on a Gething gas pool discovery and several multi-zone exploration prospects in the area this winter.

- Planning to drill a high impact Kiskatinaw prospect in northern Alberta later this year.

- Completed a bought deal equity financing for $19.9 million to strengthen the balance sheet.

	Quarter Ended June 30			Six Months Ended
	2006	**2005[1]**	**% Change**	**June 30, 2006**
FINANCIAL				
Gross oil and natural gas revenue ($000s)	**10,521**	2,875	266	**22,396**
Funds flow from operations[2] ($000s)	**7,178**	1,440	398	**14,677**
Per share basic ($)	**0.24**	0.06	300	**0.49**
Per share diluted ($)	**0.22**	0.06	267	**0.45**
Net earnings ($000s)	**105**	16	556	**2,029**
Per share basic ($)	**-**	-	-	**0.07**
Per share diluted ($)	**-**	-	-	**0.06**
Net capital expenditures ($000s)	**14,207**	5,219	172	**46,866**
Net debt and working capital (deficiency) ($000s)	**(17,536)**	7,176	(344)	**(17,536)**
Shares outstanding (000s)				
At period end	**32,623**	27,125	20	**32,623**
Weighted average during period, basic	**29,822**	23,339	28	**30,214**
Weighted average during period, diluted	**32,315**	25,027	29	**32,606**
OPERATING				
Production				
Natural gas (mmcf/d)	**17.5**	6.6	164	**17.1**
Oil and natural gas liquids (bbls/d)	**161**	1	160	**145**
Oil equivalent (boe/d) (6:1)	**3,072**	1,103	179	**2,998**
Average wellhead prices				
Natural gas ($/mcf)	**5.92**	7.12	(17)	**6.62**
Oil and natural gas liquids ($/bbl)	**75.99**	41.40	84	**71.25**
Oil equivalent ($/boe) (6:1)	**37.63**	42.73	(12)	**41.27**
Operating expenses ($/boe) (6:1)	**3.27**	6.53	(50)	**3.53**
Wells drilled (gross/net)				
Natural gas	**10/8.5**	8/7.4		**34/29.6**
Oil	**-**	-		**2/2.0**
Dry	**-**	-		**3/3.0**
Total	**10/8.5**	8/7.4		**39/34.6**
Net success rate (%)	**100**	100		**91**
Undeveloped land holdings (000s)				
Gross acres	**95**	74		**95**
Net acres	**83**	61		**83**
Average working interest (%)	**87**	82		**87**

(1) The Company commenced operations April 30, 2005, therefore this period represents 62 days from April 30, 2005 to June 30, 2005.

(2) Funds flow from operations represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes.

President's Message

I am pleased to report on Cordero's second quarter results and the progress the Company has made during the first half of 2006. Production averaged 3,072 boe/d for the quarter, up 5% from the first quarter. Current production is approximately 3,300 boe/d. The Company estimates initial production capacity from wells drilled but not on stream of over 2,000 boe/d and expects to add stabilized production of 1,200 boe/d over the next six to eight months.

The Company is pleased with its growing exploration prospect inventory and its ongoing development at Malmo. The Company achieved a 100% drilling success rate on the 10 (8.5 net) wells drilled during the quarter and an overall 91% success rate on the 39 (34.6 net) wells drilled year-to-date.

Cordero continues to increase its land inventory, acquiring over 36,000 net acres of land on conventional exploration opportunities and 5,600 net acres of land at Malmo during the first half of 2006. The Company will continue to pursue undeveloped lands in several areas to expand its prospect inventory. Our drilling inventory stands at 114 wells including 86 development wells at Malmo and 28 conventional exploration targets.

Financial Results

Natural gas prices fell by 20% to average $5.92/mcf for the quarter compared to $7.37/mcf during the first quarter of 2006. Despite significantly lower gas prices, funds flow for the quarter declined only 4% to $7.2 million ($0.22/share diluted) compared to $7.5 million ($0.23/share diluted) in the first quarter. Higher production, combined with lower royalties, operating costs and general and administrative expenses (G&A), softened the impact of the lower gas prices.

Operating expenses fell to $3.27/boe representing a 14% reduction from the first quarter. The Company is proud of this achievement and has become one of the lowest cost operators in the Western Canadian Basin. With respect to other cash costs, G&A fell 20% to $2.09/boe and royalties were reduced to 13% of revenue for the quarter due to a one-time gas cost allowance adjustment. Royalties are expected to average 16-17% for the remainder of the year.

A recently legislated change in corporate income tax rates resulted in a one-time adjustment to reduce the value of Cordero's future income tax asset. Consequently, the future income tax rate was 99% for the quarter, reducing earnings to $0.1 million.

Cordero's capital expenditures totaled $14.2 million during the second quarter and $46.9 million for the first half. The Company invested $9.0 million during the first six months of 2006 on land and seismic to expand its inventory of exploration prospects. A substantial proportion of incremental production capacity created from drilling activities and facility construction is expected to be brought on-stream over the next six to eight months.

Cordero completed a $19.9 million bought deal equity financing during the quarter as a means of strengthening its balance sheet and positioning the company for expanded business opportunities in a low natural gas price environment. At the end of the second quarter, Cordero had net debt of $17.5 million with approximately $50 million total debt capacity including capital leases.

Operations Update

Malmo, Alberta

The Company drilled 28 (25.7 net) development wells targeting the Horseshoe Canyon coals and Belly River sands to date in 2006. The majority of the activity has been focused in the southern portion of Malmo. Estimated stabilized production awaiting tie-in is 900 – 1,000 boe/d. Most of this production will be brought on-stream pending completion of a TransCanada Pipeline expansion, completion of a planned Cordero pipeline project and further well operations. The Cordero pipeline project requires approval for a pipeline crossing underneath a narrow portion of Buffalo Lake which is situated at the southern end of Cordero's lands. The crossing application

has been filed and is currently out for public notification. Shut-in volumes are expected to be brought on-stream in stages through to the end of March 2007.

Progress continues to be made by all stakeholders on surface access and regulatory issues for coalbed methane development in Alberta. This is improving the Company's ability to plan and execute its activities in the Malmo area.

A total of 25.9 net wells are currently awaiting completion and/or tie-in. The current drilling inventory in Malmo is approximately 86 (73.0 net) wells.

Conventional Exploration and Development
In spite of lower than forecasted netbacks and funds flow, the Company has enhanced its focus and capital resources to longer-term exploration activities. Our exploratory drilling inventory is approximately 28 wells with follow-up potential and has progressed to a new phase with the testing of several of its exploratory opportunities. The Company has expanded its exploration focus in several areas during the past year. We are hopeful that areas such as Bigoray, Clear Hills, Colorado, Trutch, Tupper and several others will become material production centers for the Company in the future. Cordero has plans to test up to seven gross (4.5 net) additional higher risk, high reward exploration targets before year-end. The Company is also considering several other opportunities.

At Bigoray, Alberta, Cordero entered into a farmout agreement where the farmee will pay an upfront fee of $2 million and will also drill three exploration tests on pinnacle reef targets defined by Cordero. The farmee will earn a 50% interest in the Company's prospective Nisku lands in the area upon completion of all its obligations and Cordero will retain operatorship following the drilling and completion phase. The Company believes that this method of farmout is an excellent way of exposing Cordero to higher risk, higher reward opportunities while maintaining operatorship and mitigating financial exposure. The three wells are expected to be drilled by year end and other targets have been identified pending the results of this initial program. A total of 16,480 acres have been acquired to date on the play.

At Clear Hills, Alberta, surveying has begun for an expanded exploration and development program during the winter of 2006/2007. Cordero plans to drill up to three development wells to follow-up a Gething discovery last winter and two to four additional multi-zone exploration prospects. The Company is also reviewing tie-in and facility options for the Clear Hills discovery. The area is not accessible during the summer months and most activities are winter access only. At Colorado, located at the eastern side of Clear Hills, the Company is planning to drill one to two exploration wells this winter. Total land holdings in the Clear Hills area have been expanded by 16,000 acres during the first half of 2006 to 22,400 acres.

In northern Alberta, Cordero plans to drill a high impact Kiskatinaw prospect which has been geologically and geophysically defined. The Company plans to drill this 100% prospect before year-end.

At Kakwa, Alberta, a successful Gething well drilled this past winter was pipeline connected in June, but has remained shut-in pending resolution of third-party facility constraints. We expect the well will be on-stream by the end of September.

At Trutch, British Columbia, the Company recently acquired 2,082 acres and now holds over 8,000 acres of land in the area. An exploration well for the Cretaceous is planned prior to year-end. Construction is also underway to tie-in an existing well as third party facilities are currently under construction in the area.

Outlook
I am pleased with the execution of our business plan and the progress we are making in growing our company while expanding our exploration and development prospects for the future. As detailed above, we are continuing to focus on adding high impact, internally generated exploration projects to our inventory as well as expanding our land holdings for Horseshoe Canyon CBM and Belly River development at Malmo.

Despite lower natural gas prices, our low-cost production profile is still enabling us to maintain relatively high netbacks and combined with our strong balance sheet, we are well positioned to execute on our growth opportunities. Our financial strength enables us to pursue incremental opportunities in a low natural gas price environment. We have added significant production capacity from drilling activities conducted during the first half of the year and hope to bring most of the production on-stream over the next 6-8 months in a more favorable natural gas price environment. Additionally, several higher risk, higher reward exploration targets are planned for the fall and winter that could have a significant impact on the Company.

Thank you for your continued interest and support of Cordero.

On behalf of our dedicated staff and the Board of Directors,

"signed"
David V. Elgie
President and CEO
August 2, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 2, 2006

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This Management's Discussion and Analysis (MD&A) of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2005 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Unless otherwise indicated, the discussion in this MD&A with respect to results for the three months ended June 30, 2006 are compared with results for the 62-day period from commencement of operations on April 30, 2005 to June 30, 2005. For all periods amounts presented on a daily basis are calculated based on the number of days in the respective period.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of 6 thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions. For additional information on risk factors, refer to Cordero's annual information form at www.sedar.com or www.corderoenergy.com.

The forward-looking statements contained herein are as of August 2, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Funds flow from operations, which represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes is used by the Company to evaluate operating performance, leverage and liquidity. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which further deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. Funds flow from operations, netback, and net debt and working capital do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

2006 Guidance

	Revised August 2006		*Revised May 2006*		*Initial November 2005*	
	Low	***High***	***Low***	***High***	***Low***	***High***
Average Production	3,100	3,400	3,100	3,400	3,100	3,400
Royalties (% of revenue)	16.0	18.0	18.5	20.5	17.5	19.0
Transportation ($/boe)	1.15	1.35	1.35	1.50	1.40	1.50
Operating ($/boe)	3.50	3.80	3.80	4.50	5.80	6.30
General and administrative ($/boe)	2.10	2.40	2.10	2.40	2.10	2.40
Capital expenditures ($ million)	65.0	68.0	65.0	68.0	50.0	55.0

Production for the quarter was 3,072 boe/d and 2,998 boe/d for the first half of 2006, slightly below the low end of our annual guidance. The Company expects to be within the average production guidance range of 3,100 – 3,400 boe/d with planned production additions during the second half of the year. Exit production will depend primarily on the timing of bringing wells previously drilled on-stream and also on exploration drilling results.

Cordero has maintained relatively strong funds flow from its operations as a result of being a low cost producer. Guidance for royalties, transportation and operating expenses have all been reduced to reflect the current profile of Cordero's operations.

Cordero's capital budget was expanded to $65 million, enabling the Company to pursue additional opportunities in a lower gas price environment. The remaining planned capital program will be financed through operating funds flow and debt.

Selected Quarterly Information

	2006		2005		
	Q2	Q1	Q4	Q3	Q2[1]
Production					
Natural gas (mmcf/d)	**17.5**	16.8	12.1	8.5	6.6
Oil and natural gas liquids (bbls/d)	**161**	130	21	1	1
Barrels of oil equivalent (boe/d)	**3,072**	2,923	2,039	1,421	1,103
Financial ($000s except as indicated)					
Petroleum and natural gas revenue	**10,521**	11,874	12,637	6,919	2,875
Revenue net of royalties	**9,150**	9,600	10,029	5,710	2,359
Funds flow from operations	**7,178**	7,498	8,175	4,268	1,440
Per share basic ($)	**0.24**	0.25	0.29	0.16	0.06
Per share diluted ($)	**0.22**	0.23	0.27	0.15	0.06
Net earnings	**105**	1,924	3,453	1,057	16
Per share basic ($)	**-**	0.06	0.12	0.04	-
Per share diluted ($)	**-**	0.06	0.11	0.04	-
Total assets	**128,962**	120,045	104,923	67,316	65,656
Net capital expenditures	**14,207**	32,659	24,788	11,610	5,219
Net debt and working capital (deficiency)	**(17,536)**	(29,296)	(4,068)	(121)	7,176
Shares outstanding (000s)	**32,623**	29,725	29,725	27,125	27,125
Per unit information					
Natural gas ($/mcf)	**5.92**	7.37	11.22	8.82	7.12
Oil and natural gas liquids ($/bbl)	**75.99**	65.30	70.12	51.13	41.40
Oil equivalent ($/boe)	**37.63**	45.14	67.38	52.93	42.73
Operating expenses ($/boe)	**3.27**	3.80	5.27	5.80	6.53
Operating netback ($/boe)	**28.31**	31.51	46.82	36.57	27.40
Net wells drilled					
Natural gas	**8.5**	21.2	36.6	-	7.4
Oil	**-**	2.0	1.0	-	-
Dry	**-**	3.0	1.0	-	-
Total	**8.5**	26.2	38.6	-	7.4
Net success rate (%)	**100**	89	97	-	100

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2 2005[1] – The Company commenced operations on April 30, 2005 with certain oil and gas properties transferred from Resolute, primarily coalbed methane and Belly River assets in the Malmo area of central Alberta. Production from these properties at inception was 683 boe/d and production averaged 1,103 boe/d for the 62-day period. Funds flow for the quarter was $1.4 million and net earnings of $16,000 was negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. The Company completed a bought-deal private placement of 3.0 million common shares for proceeds of $14.0 million. A $12.0 million credit facility was obtained with a major Canadian chartered bank.

Q3 2005 – Funds flow from operations was $4.3 million and net earnings was $1.1 million for the quarter. The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower per unit cash costs. The Company focused its capital resources on installation of new compression equipment and relocation of existing compressors to more effectively match deliverability with previously-drilled and planned wells. Completion work was performed on 11 wells and in relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The Company expanded its credit facility to $25.0 million.

Q4 2005 – Quarterly financial results of $8.2 million in funds flow from operations and $3.5 million of net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. Average production for the three months was 2,039 boe/d and the exit rate, representing average production for the month of December, was 2,388 boe/d. Unit costs continued to decrease with operating costs of $5.27/boe and G&A expenses of $2.64/boe for the quarter. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells, compression installation, undeveloped acreage acquired and seismic purchased for total net expenditures of $24.8 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. The Company completed a private placement for 2.6 million common shares for gross proceeds of $15.1 million.

Q1 2006 – Average production was 2,923 boe/d, representing a 43% increase over the previous quarter. Funds flow from operations was $7.5 million, a 9% reduction from the fourth quarter of 2005 due to declining natural gas prices. Partially offsetting the lower revenues were lower unit operating costs which improved to $3.80/boe, a 28% decline from the previous quarter. Cordero had an active quarter with $32.7 million in net capital expenditures. The Company drilled 17.5 net development wells and 8.7 net exploration wells at an 89% success rate, tie in and facilities work resulted in the addition of 24.1 net wells to the production profile, and over 18,000 net acres of land was purchased.

Q2 2006 – Funds flow from operations was $7.2 million, a 4% decrease from the first quarter of 2006, despite an increase in average production to 3,072 boe/d, as natural gas prices continued the downward slide from the high at the end of 2005. Positively impacting earnings were low operating costs which improved to $3.27/boe and a royalty rate of 13% resulting from a one time prior period adjustment. Negatively impacting earnings were DD&A expense of $17.62/boe which reflected the industry-wide increase in the cost of materials and services, and high future income tax expense as a result of the federal tax rate reductions for 2008 through 2010. The Company drilled 8.5 net wells at a 100% success rate and acquired an interest in over 17,000 net acres of land for exploration prospects. In April the credit facility was expanded from $25 million to $46 million. In June a bought-deal equity issue was completed for 2.8 million common shares and total gross proceeds of $19.9 million.

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

Production

	Quarter Ended June 30 2006	2005	% Change	Six Months Ended June 30, 2006
Natural gas (mcf/d)	**17,469**	6,616	164	**17,115**
Oil and NGLs (bbls/d)	**161**	1	160	**145**
Total (boe/d)	**3,072**	1,103	179	**2,998**

Average daily production for the three months ended June 30, 2006 was 3,072 boe/d, an increase of 179% compared to the quarter ended June 30, 2005 and an increase of 5% over the previous quarter's average production of 2,923 boe/d. Production for the six months ended June 30, 2006 was 2,998 boe/d.

Natural gas production for the second quarter of 2006 was 17.5 mmcf/d. The increase from the second quarter of 2005 was attributable to the Company's successful drilling program through which 78.7 net wells came on-stream from June 30, 2005 to June 30, 2006. During the current quarter 13.6 net wells were brought on production; 11.8 of which were in the Malmo area. The incremental production from these wells was partially offset by production declines and transportation curtailments currently in the process of being resolved. A total of 25.9 net wells are presently awaiting completion and/or tie-in. When these volumes can be brought to sales point will depend on timing of facilities work as well as pipeline and plant capacity.

Future average production will be determined by overall drilling success, the time required to place new wells on production, well performance, transportation curtailments and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

($000s)	*Quarter Ended June 30 2006*	*2005*	*% Change*	*Six Months Ended June 30, 2006*
Natural gas	**9,410**	2,874	227	**20,522**
Oil and NGLs	**1,111**	1	1,110	**1,874**
Total	**10,521**	2,875	266	**22,396**

Prices and Marketing Benchmark prices:	*Quarter Ended June 30 2006*	*2005*	*% Change*	*Six Months Ended June 30, 2006*
AECO natural gas ($/mmbtu)	**6.04**	7.17	(16)	**6.77**
WTI oil (USD$/bbl)	**70.70**	53.20	33	**67.09**
CDN/USD foreign exchange rate	**0.891**	0.801	11	**0.879**
WTI oil (CDN equivalent $/bbl)	**79.35**	66.38	20	**76.37**
Edmonton Light ($/bbl)	**78.55**	65.52	20	**73.76**

Average Sale Price	Quarter Ended June 30 2006	2005	% Change	Six Months Ended June 30, 2006
Natural gas ($/mcf)	**5.92**	7.12	(17)	**6.62**
Oil and NGLs ($/bbl)	**75.99**	41.40	84	**71.25**
Total ($/boe)	**37.63**	42.73	(12)	**41.27**

For the three months ended June 30, 2006 P&NG revenue before royalties was $10.5 million, an increase of 266% over the second quarter of 2005, which represented only 62 days of operations. For the six months ended June 30, 2006 P&NG revenue before royalties was $22.4 million.

The Company's overall realized price for the second quarter of 2006 was $37.63/boe, 12% less than the realized price of $42.73 in the same period of the previous year. Approximately 15% of production for the quarter was dedicated to an aggregator contract with the remaining 85% sold at daily spot prices. As the Company's production profile is heavily weighted to natural gas, revenues are largely determined by AECO prices which are influenced by overall North American supply and demand balance, weather conditions, storage levels and transportation, gathering and processing capacity constraints. North American natural gas prices have declined substantially from the high reached at the end of 2005 as a result of mild winter weather and high gas storage levels. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing.

The Company participates in risk management activities in order to manage its exposure to fluctuations in oil and natural gas prices. Cordero has agreed to sell 7.4 mmcf/d to a third party at monthly AECO July through October 2006 but has not hedged or entered into any fixed price arrangements during or subsequent to the period ended June 30, 2006. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

($000s)	Quarter Ended June 30 2006	2005	% Change	Six Months Ended June 30, 2006
Crown	**753**	388	94	**2,615**
Freehold, GORR	**698**	128	445	**1,293**
ARTC	**(80)**	-	-	**(263)**
Total royalties	**1,371**	516	166	**3,645**
Average Royalty Rates (average % of total sales)				
Crown	**7.2**	13.5	(47)	**11.7**
Freehold, GORR	**6.6**	4.5	47	**5.8**
ARTC	**(0.8)**	-	-	**(1.2)**
Total royalties	**13.0**	18.0	(28)	**16.3**

Royalties as a percentage of revenue were 13% for the three months ended June 30, 2006 and 18% for the same period in the previous year. The royalty rate for the six months ended June 30, 2006 was 16%.

Crown royalties for the current quarter were abnormally low at 7% as they included a one time prior period adjustment. The Company's Freehold and GORR royalties have risen to almost 7% in the current quarter with increasing production from freehold wells.

Crown royalties paid on wells acquired from Resolute are not eligible for the Alberta Royalty Tax Credit (ARTC). As eligible production has been added from wells drilled by Cordero, the Company's ARTC has increased proportionately.

Royalty rates in subsequent periods may fluctuate based on future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold), the proportion of production additions qualifying for royalty holidays and the Crown royalties associated with wells that are eligible for ARTC. It is expected that the total royalty rate for the remainder of the year will be approximately 16%-17%, assuming that natural gas prices do not change significantly.

Operating Expenses

($000s, except per boe)	*Quarter Ended June 30 2006*	*2005*	*% Change*	*Six Months Ended June 30, 2006*
Operating expenses (gross)	**1,713**	452	279	**3,273**
Processing income	**(798)**	(13)	6,038	**(1,358)**
Operating expenses (net, as reported)	**915**	439	108	**1,915**
Operating expenses per boe (net)	**3.27**	6.53	(50)	**3.53**

Unit operating expenses of $3.27/boe were 50% lower in the second quarter of 2006 compared to $6.53/boe for the second quarter of 2005. Operating expenses for the six months ended June 30, 2006 were $3.53/boe.

Total quarterly operating expenses have increased over the past year with the additional wells on production and higher prices for supplies and services. However, the Company operates substantially all of its production and has a high level of ownership in gathering and processing facilities, allowing it to effectively manage its costs to every extent possible. The declining costs on a boe basis are directly attributable to the production additions through the year.

Processing income represents the recovery of processing costs, incurred at Cordero's facilities, for production from wells associated with third parties. The substantial increase in the second quarter of 2006 compared to the same period in the previous year is relative to the increase in the number of Cordero-owned facilities as well as an increase in applicable production going through these facilities.

In the future, anticipated conventional production additions will likely increase per unit costs, the magnitude of which is unknown at this time. The cost of field supplies and services, which are currently in an escalating trend, and the Company's future operatorship over gathering and processing facilities will also determine future operating expenses.

Transportation Expenses

($000s, except per boe)	*Quarter Ended June 30 2006*	*2005*	*% Change*	*Six Months Ended June 30, 2006*
Transportation expenses - $000s	**319**	76	320	**631**
Transportation expenses - $/boe	**1.14**	1.13	1	**1.16**

Transportation expenses on a unit basis were $1.14/boe for the three months ended June 30, 2006, relatively consistent with $1.13/boe for the three months ended June 30, 2005. Year-to-date, transportation expenses were $1.16/boe as the expense for the first quarter of 2006 was $1.19/boe.

Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and the method of transporting oil (pipeline versus trucking).

General and Administrative Expenses (G&A)

($000s, except per boe)	*Quarter Ended June 30* *2006*	*2005*	*% Change*	*Six Months Ended June 30, 2006*
G&A expenses (gross)	**1,503**	766	96	**2,992**
Overhead recoveries	**(402)**	(94)	328	**(711)**
	1,101	672	64	**2,281**
Allocated to capital projects	**(516)**	(316)	63	**(1,007)**
G&A expenses	**585**	356	64	**1,274**
G&A expenses per boe	**2.09**	5.29	(60)	**2.35**

G&A expenses were $0.6 million in the second quarter of 2006 compared to $0.4 million in the second quarter of 2005. On a per unit basis, expenses declined 60% from $5.29 to $2.09, primarily as a result of the production additions from one period to the next, but also because the second quarter of 2005 was the Company's first reporting period and included one-time start up costs. For the six months ended June 30, 2006 G&A expenses were $1.3 million and $2.35/boe.

G&A expenses are reported net of overhead recoveries and allocated capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expenses allocated to capital projects represent salaries and other costs directly associated with property acquisition, exploration and development activities. This proportion capitalized is regularly reviewed by management and, in future periods, will depend on the type of actual capital activities carried out.

Stock-Based Compensation

Stock-based compensation expense for the three months ended June 30, 2006 was $0.5 million compared to $0.4 million for the same period in 2005. For the six months ended June 30, 2006 the expense was $0.9 million. The increase in stock-based compensation in this quarter is due to 623,000 stock options that were granted in the current year, particularly 18,000 of these that vested upon grant.

Depletion, Depreciation and Amortization (DD&A)

($000s, except per boe)	*Quarter Ended June 30* *2006*	*2005*	*% Change*	*Six Months Ended June 30, 2006*
Depletion, depreciation and amortization – $000s	**4,925**	849	480	**8,888**
Depletion, depreciation and amortization – $/boe	**17.62**	12.62	40	**16.38**

DD&A expense per boe increased by 40% from $12.62/boe in the second quarter of 2005 to $17.62/boe in the second quarter of 2006. The expense for the six months ended June 30, 2006 was $16.38/boe. The higher DD&A expense reflects the industry-wide increase in the cost of materials and services. As well, a significant portion of the capital costs in 2006 have been incurred in conjunction with the Company's exploration program for which future reserve additions are anticipated, but not yet reflected in the depletion calculation.

Cordero's DD&A expense in future periods will reflect finding, development and acquisition costs for proved reserves.

Accretion

($000s, except per boe)	Quarter Ended June 30 2006	2005	% Change	Six Months Ended June 30, 2006
Accretion – $000s	**83**	20	315	**152**
Accretion – $/boe	**0.30**	0.30	-	**0.28**

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. The expense will continue to increase with the obligation as additional wells are drilled and facilities added.

Income Taxes

For the three and six month periods ended June 30, 2006 the Company recorded current income tax recoveries of $94,000 and $60,000, respectively. During the current quarter the federal large corporation tax (LCT) was eliminated, effective January 1, 2006, therefore previously recorded amounts were reversed. Also contributing to the recovery was an adjustment for lower than anticipated LCT for 2005. Presently the Company does not expect to pay current income tax until 2008 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year and future reporting periods.

The future income tax expense for the three months ended June 30, 2006 was $1.6 million and for the six months ended June 30, 2006 was $2.8 million, resulting in future tax rates of 99% and 58%, respectively. The large expense in the current quarter was due to the 2006 federal budget and the substantive enactment of corporate tax rate reductions for 2008 to 2010, inclusive. With lower future tax rates, the value of the Company's future tax asset is less and a one-time adjustment of $1.0 million was required to update its estimated value.

Net Earnings

Net earnings in 2006 were negatively impacted by the $1.0 million adjustment to the future income tax asset. For the three and six month periods ended June 30, 2006, earnings were $0.1 million and $2.0 million respectively. Net earnings for the 62-day period ended June 30, 2005 were $16,000. Earnings in the current quarter were positively impacted by lower operating expenses, royalties and current income taxes. In addition to future tax expense, earnings were reduced by lower gas prices, higher DD&A costs, future tax expense and stock-based compensation expense.

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

($/boe)	Quarter Ended June 30 2006	2005	% Change	Six Months Ended June 30, 2006
Sales price	**37.63**	42.73	(12)	**41.27**
Royalties	**(4.91)**	(7.67)	(36)	**(6.72)**
Transportation costs	**(1.14)**	(1.13)	1	**(1.16)**
Operating expenses	**(3.27)**	(6.53)	(50)	**(3.53)**
Operating netback	**28.31**	27.40	3	**29.86**
G&A	**(2.09)**	(5.29)	(60)	**(2.35)**
Interest (net)	**(0.88)**	(0.60)	47	**(0.58)**
Current income taxes	**0.34**	(0.10)	(440)	**0.11**
Corporate netback	**25.68**	21.41	20	**27.04**

Capital Expenditures

($000s)	Quarter Ended June 30 2006	2005	% Change	Six Months Ended June 30, 2006
Land and lease retention	**3,095**	49	6,216	**6,419**
Geological and geophysical	**220**	247	(11)	**2,561**
Drilling and completions	**6,750**	1,734	289	**23,264**
Facilities and equipment	**4,003**	2,875	39	**13,533**
Property acquisitions	**352**	497	(29)	**885**
Other	**787**	776	1	**1,502**
Total capital expenditures	**15,207**	6,178	146	**48,164**
Purchase price adjustment	**-**	12,973	(100)	**-**
Dispositions	**(1,000)**	(959)	4	**(1,298)**
Net capital expenditures	**14,207**	18,192	(22)	**46,866**

Net capital expenditures were $14.2 million for the quarter ended June 30, 2006 and $46.9 million year to date. In the current period 8.2 net wells were drilled (7.9 at Malmo) and completion work was performed on 14.0 net wells, resulting in drilling and completion expenses of $6.8 million. Facilities and equipping expenses of $4.0 million were related to tie in and facilities work at various locations, but primarily Malmo. The Company's prospect inventory was further expanded with the purchase of over 17,000 net acres of land; 16,000 of which was in the Company's Clear Hills exploration area. During the current quarter the Company received the first of two $1.0 million installments pursuant to a farmout agreement under which a third party will drill three exploration wells and earn a 50% interest in Cordero's lands. If any of these wells are successful Cordero will have an interest in the production and retain operatorship.

The 2006 capital budget is currently set at $65-68 million, approximately $33 million of it dedicated to further development of the Company's Malmo interests with the remaining funds allocated to conventional exploration and development activities.

Liquidity and Capital Resources

In April 2006, Cordero's credit facility was expanded from $25 million to $46 million. In June 2006 a bought-deal equity offering was completed whereby 2.8 million common shares were issued at $7.25/share for total gross proceeds of $19.9 million. In conjunction with the funds received from the financing, the capital budget was increased from $50-55 million to $65-68 million.

At June 30, 2006, the Company had $7.7 million drawn on its credit facility and net debt and working capital deficiency was $17.5 million, including $3.8 million relating to three capital leases. During the second quarter of 2006, capital expenditures were funded through internally generated cash flow and debt. The proceeds from the equity offering were used to draw down the Company's credit facility. Due to the nature of the oil and gas industry, significant cash is required to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero expects to finance the remainder of its 2006 capital program and all other commitments through a combination of internally generated cash flow and debt.

Oil and natural gas prices have a significant impact on cash flows and, should commodity prices decline significantly, the Company has the ability to reduce its capital expenditure program accordingly. Cordero expects to fulfil all of its contractual obligations at June 30, 2006 as summarized below:

($000s)	*Total*	*<1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Operating lease obligations (office space)	835	312	523	-	-
Transportation obligations	3,080	1,052	1,578	450	-
Capital lease obligations	4,810	653	1,208	947	2,002
Total contractual obligations	8,725	2,017	3,309	1,397	2,002

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	*August 2, 2006*	*June 30, 2006*
Common shares	32,623	32,623
Common shares issuable on conversion:		
Performance warrants	1,916	1,916
Performance shares	484	484
Stock options	1,729	1,729
Total	36,752	36,752

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Consolidated Balance Sheets

(Unaudited)

($000s)	*June 30, 2006*	*December 31, 2005*
Assets		
Current		
Cash and cash equivalents	-	11,027
Accounts receivable	**7,353**	8,799
	7,353	19,826
Petroleum and natural gas interests (note 3)	**113,527**	74,623
Future income tax asset (note 10)	**8,082**	10,474
	128,962	104,923
Liabilities		
Current		
Accounts payable and accrued liabilities	**13,377**	19,825
Bank indebtedness (note 4)	**7,666**	-
Current portion of obligations under capital leases (note 5)	**452**	446
	21,495	20,271
Obligations under capital leases (note 5)	**3,394**	3,623
Asset retirement obligations (note 6)	**4,710**	3,695
Shareholders' equity		
Share capital (notes 7 and 8)	**91,102**	71,747
Contributed surplus	**1,706**	1,061
Retained earnings	**6,555**	4,526
	99,363	77,334
	128,962	104,923

See accompanying notes.

Consolidated Statements of Operations

(Unaudited) *($000s, except per share amounts)*	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005[(1)]
Revenue			
Gross oil and natural gas revenue	**22,396**	**10,521**	2,875
Royalties	**(3,645)**	**(1,371)**	(516)
	18,751	**9,150**	2,359
Expenses			
Operating	**1,915**	**915**	439
Transportation	**631**	**319**	76
General and administrative	**1,274**	**585**	356
Net interest (notes 4 and 5)	**314**	**247**	41
Depletion, depreciation and amortization (note 3)	**8,888**	**4,925**	849
Accretion (note 6)	**152**	**83**	20
Stock-based compensation (note 8)	**853**	**493**	358
	14,027	**7,567**	2,139
Earnings before income taxes	**4,724**	**1,583**	220
Income taxes (note 10)			
Current income taxes	**(60)**	**(94)**	7
Future income taxes	**2,755**	**1,572**	197
	2,695	**1,478**	204
Net earnings	**2,029**	**105**	16
Net earnings per share (note 9)			
Basic	**0.07**	**-**	-
Diluted	**0.06**	**-**	-

Consolidated Statements of Retained Earnings

(Unaudited) *($000s)*	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005[(1)]
Retained earnings, beginning of period	**4,526**	**6,450**	-
Earnings for the period	**2,029**	**105**	16
Retained earnings, end of period	**6,555**	**6,555**	16

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Consolidated Statements of Cash Flows

(Unaudited) *($000s)*	**Six Months Ended June 30, 2006**	**Three Months Ended June 30, 2006**	**Period Ended June 30, 2005[1]**
Cash flows from the following:			
Operating activities			
Net earnings	**2,029**	**105**	16
Items not affecting cash			
Depletion, depreciation and amortization	**8,888**	**4,925**	849
Accretion	**152**	**83**	20
Future income taxes	**2,755**	**1,572**	197
Stock-based compensation	**853**	**493**	358
Asset retirement obligation expenditures (note 6)	**(62)**	**(31)**	-
Changes in non-cash working capital (note 11)	**152**	**(3,261)**	(190)
	14,767	**3,886**	1,250
Financing activities			
Drawdown of revolving credit facility (note 4)	**7,666**	**(2,893)**	-
Payment of capital lease obligations (note 5)	**(223)**	**(112)**	-
Issue of common shares	**19,938**	**19,938**	24,799
Share issue costs	**(1,155)**	**(1,117)**	(871)
	26,226	**15,816**	23,928
Investing activities			
Petroleum and natural gas expenditures	**(48,164)**	**(15,207)**	(6,178)
Purchase of petroleum and natural gas assets and equipment	**-**	**-**	(14,353)
Disposition of petroleum and natural gas interests	**1,298**	**1,000**	959
Changes in non-cash working capital (note 11)	**(5,154)**	**(5,495)**	4,020
	(52,020)	**(19,702)**	(15,552)
(Decrease) increase in cash and cash equivalents	**(11,027)**	**-**	9,626
Cash and cash equivalents, beginning of period	**11,027**	**-**	-
Cash and cash equivalents, end of period	**-**	**-**	9,626

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Financial Statements
(Unaudited)

For the three and six month periods ended June 30, 2006 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

The accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 to the audited consolidated financial statements for the period ended December 31, 2005. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the period ended December 31, 2005.

3. Petroleum and Natural Gas Interests

At June 30, 2006	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas interests	120,751	(13,767)	106,984
Assets under capital leases (note 5)	4,149	(342)	3,807
Other assets	2,858	(122)	2,736
	127,758	(14,231)	113,527
At December 31, 2005			
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 5)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at June 30, 2006, unproved properties of $16.8 million (December 31, 2005 - $12.0 million) and other petroleum and natural gas assets of $2.1 million (December 31, 2005 - $1.2 million) which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized direct overhead expenses of $0.5 million and $1.0 million relating to petroleum and natural gas exploration and development activities for the three month and six month periods ended June 30, 2006, respectively.

4. Revolving Credit Facility

In April 2006 the Company increased its revolving credit facility from $25.0 million to $46.0 million. The facility is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by an $80.0 million first floating charge debenture over all of the Company's assets. Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR advances at LIBOR plus a stamping fee of 1.10%. Interest paid on the facility for the three and six month periods ended June 30, 2006 was $190,000 and $214,000, respectively.

5. Obligations Under Capital Leases

Future minimum lease payments under the Company's capital leases are as follows:

Year	*Amount*
2006	332
2007	637
2008	604
2009	571
2010	537
2011	504
Thereafter	1,625
Total minimum lease payments	4,810
Less amount representing interest at 5.18% to 5.91%	964
Present value of obligations under capital leases	3,846
Due within one year	452
Long-term portion of obligations under capital leases	3,394

Interest expense incurred on the obligations under capital leases was $57,000 and $115,000, respectively for the three and six month periods ended June 30, 2006. Leased assets are depreciated using the unit-of-production method (see note 3).

6. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Total undiscounted cash flows required to settle the Company's asset retirement obligations are estimated to be $10.8 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 0 to 28 years, with the majority of costs expected to occur between 2013 and 2018. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rate of 7.5%.

	Six Months Ended June 30, 2006	**Three Months Ended June 30, 2006**	**Period Ended June 30, 2005**
Asset retirement obligations, beginning of period	**3,695**	**4,461**	-
Liabilities transferred upon plan of arrangement	**-**	**-**	1,250
Obligations incurred in period	**925**	**197**	547
Obligations settled during period	**(62)**	**(31)**	-
Accretion	**152**	**83**	20
Asset retirement obligations, end of period	**4,710**	**4,710**	1,817

7. Share Capital

(a) Authorized

At June 30, 2006, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	***Number***	***Consideration***
Balance, December 31, 2005	29,724,789	71,740
Equity offering June 2, 2006	2,750,000	19,938
Exercise of performance shares	148,124	2
Transfer from contributed surplus on exercise of performance shares	-	208
Share issue costs (net of future income tax effect)	-	(791)
Balance, June 30, 2006	32,622,913	91,097

Performance Shares	***Number***	***Consideration***
Balance, December 31, 2005	725,900	7
Exercised	(241,967)	(2)
Balance, June 30, 2006	483,933	5

On June 2, 2006 the Company closed a bought deal private placement whereby 2.75 million common shares were issued at a price of $7.25/share for total gross proceeds of $19.9 million. In May 2006 241,967 performance shares vested and were automatically converted into 148,124 common shares.

8. Stock-Based Compensation Plans

(a) Stock Option Plan

The following table summarizes information regarding the Company's stock option activity during the six months ended June 30, 2006.

	Number of Options	***Weighted Average Exercise Price ($)***
Outstanding at December 31, 2005	1,105,800	4.69
Granted	623,000	6.40
Outstanding at June 30, 2006	1,728,800	5.30

The following table summarizes information about the Company's stock options outstanding at June 30, 2006:

Exercise Price ($)	***Options Outstanding***	***Remaining Contractual Life (Years)***	***Options Exercisable***	***Remaining Contractual Life (Years)***
4.43 - 5.00	955,400	3.90	471,807	3.92
5.01 - 6.00	192,900	4.28	20,000	4.13
6.01 - 7.00	468,000	4.66	-	-
7.01 - 7.40	112,500	4.86	18,000	4.86
4.43 - 7.40	1,728,800	4.21	509,807	3.96

(b) Share Appreciation Rights Plan

As at June 30, 2006, no share appreciation rights had been granted.

(c) Stock-Based Compensation

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the three and six month periods ended June 30, 2006 are as follows:

	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005
Risk-free interest rate (%)	**4.02**	**4.15**	3.16
Expected life (years)	**3.5**	**3.5**	3.5
Expected volatility (%)	**40**	**40**	40
Dividend yield (%)	**-**	**-**	-
Weighted average fair value ($)	**2.057**	**2.541**	1.507

9. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005
Weighted average basic	**30,214,499**	**29,822,453**	23,339,269
Dilutive securities			
Stock options	**612,456**	**679,455**	-
Performance warrants	**1,238,384**	**1,275,784**	863,013
Performance shares	**540,861**	**537,721**	825,103
Weighted average diluted	**32,606,200**	**32,315,413**	25,027,385

10. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005
Earnings before income taxes	**4,724**	**1,583**	220
Expected income taxes at the statutory rate of 34.49%	**1,629**	**546**	82
Increase (decrease) resulting from:			
Non-deductible Crown charges	**294**	**83**	95
Resource allowance	**(384)**	**(172)**	(81)
Stock-based compensation	**294**	**165**	135
Canadian Large Corporate Tax	**(60)**	**(94)**	7
Income tax rate reduction	**982**	**1,007**	-
Other	**(60)**	**(57)**	(34)
Income taxes	**2,695**	**1,478**	204

The major components of the future income tax asset are as follows:

	As at June 30, 2006	As at December 31, 2005
Petroleum and natural gas interests	**5,988**	8,701
Asset retirement obligations	**1,397**	1,242
Share issue costs	**742**	508
Other	**(45)**	23
	8,082	10,474

11. Supplementary Information for Statement of Cash Flows

Changes in non-cash working capital	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005
Accounts receivable	**1,446**	**(659)**	(3,773)
Accounts payable and accrued liabilities	**(6,448)**	**(8,097)**	6,223
Change in non-cash working capital relating to:	**(5,002)**	**(8,756)**	2,450
Operating activities	**152**	**(3,261)**	(190)
Investing activities	**(5,154)**	**(5,495)**	2,640

12. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Office space	312	327	196	-	-
Transportation	1,052	976	602	342	108
Total commitments	1,364	1,303	798	342	108

Corporate Information

Board of Directors

Brian K. Lemke
Chairman
Cordero Energy Inc.
Calgary, Alberta

Donald P. Driscoll(1)(3)
Corporate Director
Calgary, Alberta

David V. Elgie
President and Chief Executive Officer
Cordero Energy Inc.
Calgary, Alberta

S. Barry Jackson (2)(3)
Corporate Director
Calgary, Alberta

Douglas G. Manner (1)(2)
President and Chief Executive Officer
Westside Energy Corporation
Dallas, Texas

Robert R. Rooney (2)(3)
Corporate Director
Calgary, Alberta

Jeffrey T. Smith(1)(2)
Corporate Director
Calgary, Alberta

Philip C. Swift(1)(3)
Co-Chairman
ARC Financial Corporation
Calgary, Alberta

Members of the following Committees:
(1) Audit and Finance
(2) Technical
(3) Human Resources and Governance

Officers

David V. Elgie
President and Chief Executive Officer

Richard Gleasure
Vice President, Engineering and
Chief Operating Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Head Office

2400 Bow Valley Square 3
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Email: info@corderoenergy.com
Website: www.corderoenergy.com

Banker

Canadian Imperial Bank of Commerce

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Independent Reservoir Consultants

Sproule Associates Ltd.
Calgary, Alberta

Transfer Agent

Valiant Trust Company
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: COR

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 2, 2006

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This Management's Discussion and Analysis (MD&A) of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2005 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Unless otherwise indicated, the discussion in this MD&A with respect to results for the three months ended June 30, 2006 are compared with results for the 62-day period from commencement of operations on April 30, 2005 to June 30, 2005. For all periods amounts presented on a daily basis are calculated based on the number of days in the respective period.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of 6 thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities,

transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions. For additional information on risk factors, refer to Cordero's annual information form at www.sedar.com or www.corderoenergy.com.

The forward-looking statements contained herein are as of August 2, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Funds flow from operations, which represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes is used by the Company to evaluate operating performance, leverage and liquidity. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which further deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. Funds flow from operations, netback, and net debt and working capital do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

2006 Guidance

	Revised August 2006		*Revised May 2006*		*Initial November 2005*	
	Low	*High*	*Low*	*High*	*Low*	*High*
Average Production	3,100	3,400	3,100	3,400	3,100	3,400
Royalties (% of revenue)	16.0	18.0	18.5	20.5	17.5	19.0
Transportation ($/boe)	1.15	1.35	1.35	1.50	1.40	1.50
Operating ($/boe)	3.50	3.80	3.80	4.50	5.80	6.30
General and administrative ($/boe)	2.10	2.40	2.10	2.40	2.10	2.40
Capital expenditures ($ million)	65.0	68.0	65.0	68.0	50.0	55.0

Production for the quarter was 3,072 boe/d and 2,998 boe/d for the first half of 2006, slightly below the low end of our annual guidance. The Company expects to be within the average production guidance range of 3,100 – 3,400 boe/d with planned production additions during the second half of the year. Exit production will depend primarily on the timing of bringing wells previously drilled on-stream and also on exploration drilling results.

Cordero has maintained relatively strong funds flow from its operations as a result of being a low cost producer. Guidance for royalties, transportation and operating expenses have all been reduced to reflect the current profile of Cordero's operations.

Cordero's capital budget was expanded to $65 million, enabling the Company to pursue additional opportunities in a lower gas price environment. The remaining planned capital program will be financed through operating funds flow and debt.

Selected Quarterly Information

	2006		2005		
	Q2	Q1	Q4	Q3	Q2[(1)]
Production					
Natural gas (mmcf/d)	**17.5**	16.8	12.1	8.5	6.6
Oil and natural gas liquids (bbls/d)	**161**	130	21	1	1
Barrels of oil equivalent (boe/d)	**3,072**	2,923	2,039	1,421	1,103
Financial ($000s except as indicated)					
Petroleum and natural gas revenue	**10,521**	11,874	12,637	6,919	2,875
Revenue net of royalties	**9,150**	9,600	10,029	5,710	2,359
Funds flow from operations	**7,178**	7,498	8,175	4,268	1,440
Per share basic ($)	**0.24**	0.25	0.29	0.16	0.06
Per share diluted ($)	**0.22**	0.23	0.27	0.15	0.06
Net earnings	**105**	1,924	3,453	1,057	16
Per share basic ($)	**-**	0.06	0.12	0.04	-
Per share diluted ($)	**-**	0.06	0.11	0.04	-
Total assets	**128,962**	120,045	104,923	67,316	65,656
Net capital expenditures	**14,207**	32,659	24,788	11,610	5,219
Net debt and working capital (deficiency)	**(17,536)**	(29,296)	(4,068)	(121)	7,176
Shares outstanding (000s)	**32,623**	29,725	29,725	27,125	27,125
Per unit information					
Natural gas ($/mcf)	**5.92**	7.37	11.22	8.82	7.12
Oil and natural gas liquids ($/bbl)	**75.99**	65.30	70.12	51.13	41.40
Oil equivalent ($/boe)	**37.63**	45.14	67.38	52.93	42.73
Operating expenses ($/boe)	**3.27**	3.80	5.27	5.80	6.53
Operating netback ($/boe)	**28.31**	31.51	46.82	36.57	27.40
Net wells drilled					
Natural gas	**8.5**	21.2	36.6	-	7.4
Oil	**-**	2.0	1.0	-	-
Dry	**-**	3.0	1.0	-	-
Total	**8.5**	26.2	38.6	-	7.4
Net success rate (%)	**100**	89	97	-	100

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2 2005[(1)] – The Company commenced operations on April 30, 2005 with certain oil and gas properties transferred from Resolute, primarily coalbed methane and Belly River assets in the Malmo area of central Alberta. Production from these properties at inception was 683 boe/d and production averaged 1,103 boe/d for the 62-day period. Funds flow for the quarter was $1.4 million and net earnings of $16,000 was negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. The Company completed a bought-deal private placement of 3.0 million common shares for proceeds of $14.0 million. A $12.0 million credit facility was obtained with a major Canadian chartered bank.

Q3 2005 – Funds flow from operations was $4.3 million and net earnings was $1.1 million for the quarter. The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower per unit cash costs. The Company focused its capital resources on installation of new compression equipment and relocation of existing compressors to more effectively match deliverability with previously-drilled and planned wells. Completion work was performed on 11 wells and in relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The Company expanded its credit facility to $25.0 million.

Q4 2005 – Quarterly financial results of $8.2 million in funds flow from operations and $3.5 million of net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. Average production for the three months was 2,039 boe/d and the exit rate, representing average production for the month of December, was 2,388 boe/d. Unit costs continued to decrease with operating costs of $5.27/boe and G&A expenses of $2.64/boe for the quarter. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells, compression installation, undeveloped acreage acquired and seismic purchased for total net expenditures of $24.8 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. The Company completed a private placement for 2.6 million common shares for gross proceeds of $15.1 million.

Q1 2006 – Average production was 2,923 boe/d, representing a 43% increase over the previous quarter. Funds flow from operations was $7.5 million, a 9% reduction from the fourth quarter of 2005 due to declining natural gas prices. Partially offsetting the lower revenues were lower unit operating costs which improved to $3.80/boe, a 28% decline from the previous quarter. Cordero had an active quarter with $32.7 million in net capital expenditures. The Company drilled 17.5 net development wells and 8.7 net exploration wells at an 89% success rate, tie in and facilities work resulted in the addition of 24.1 net wells to the production profile, and over 18,000 net acres of land was purchased.

Q2 2006 – Funds flow from operations was $7.2 million, a 4% decrease from the first quarter of 2006, despite an increase in average production to 3,072 boe/d, as natural gas prices continued the downward slide from the high at the end of 2005. Positively impacting earnings were low operating costs which improved to $3.27/boe and a royalty rate of 13% resulting from a one time prior period adjustment. Negatively impacting earnings were DD&A expense of $17.62/boe which reflected the industry-wide increase in the cost of materials and services, and high future income tax expense as a result of the federal tax rate reductions for 2008 through 2010. The Company drilled 8.5 net wells at a 100% success rate and acquired an interest in over 17,000 net acres of land for exploration prospects. In April the credit facility was expanded from $25 million to $46 million. In June a bought-deal equity issue was completed for 2.8 million common shares and total gross proceeds of $19.9 million.

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

Production

	Quarter Ended June 30			Six Months Ended
	2006	**2005**	**% Change**	**June 30, 2006**
Natural gas (mcf/d)	**17,469**	6,616	164	**17,115**
Oil and NGLs (bbls/d)	**161**	1	160	**145**
Total (boe/d)	**3,072**	1,103	179	**2,998**

Average daily production for the three months ended June 30, 2006 was 3,072 boe/d, an increase of 179% compared to the quarter ended June 30, 2005 and an increase of 5% over the previous quarter's average production of 2,923 boe/d. Production for the six months ended June 30, 2006 was 2,998 boe/d.

Natural gas production for the second quarter of 2006 was 17.5 mmcf/d. The increase from the second quarter of 2005 was attributable to the Company's successful drilling program through which 78.7 net wells came on-stream from June 30, 2005 to June 30, 2006. During the current quarter 13.6 net wells were brought on production; 11.8 of which were in the Malmo area. The incremental production from these wells was partially offset by production declines and transportation curtailments currently in the process of being resolved. A total of 25.9 net wells are presently awaiting completion and/or tie-in. When these volumes can be brought to sales point will depend on timing of facilities work as well as pipeline and plant capacity.

Future average production will be determined by overall drilling success, the time required to place new wells on production, well performance, transportation curtailments and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

	Quarter Ended June 30			Six Months Ended
($000s)	**2006**	**2005**	**% Change**	**June 30, 2006**
Natural gas	**9,410**	2,874	227	**20,522**
Oil and NGLs	**1,111**	1	1,110	**1,874**
Total	**10,521**	2,875	266	**22,396**

Prices and Marketing	Quarter Ended June 30			Six Months Ended
Benchmark prices:	**2006**	**2005**	**% Change**	**June 30, 2006**
AECO natural gas ($/mmbtu)	**6.04**	7.17	(16)	**6.77**
WTI oil (USD$/bbl)	**70.70**	53.20	33	**67.09**
CDN/USD foreign exchange rate	**0.891**	0.801	11	**0.879**
WTI oil (CDN equivalent $/bbl)	**79.35**	66.38	20	**76.37**
Edmonton Light ($/bbl)	**78.55**	65.52	20	**73.76**

Average Sale Price	***Quarter Ended June 30***			***Six Months Ended***
	2006	***2005***	***% Change***	***June 30, 2006***
Natural gas ($/mcf)	**5.92**	7.12	(17)	**6.62**
Oil and NGLs ($/bbl)	**75.99**	41.40	84	**71.25**
Total ($/boe)	**37.63**	42.73	(12)	**41.27**

For the three months ended June 30, 2006 P&NG revenue before royalties was $10.5 million, an increase of 266% over the second quarter of 2005, which represented only 62 days of operations. For the six months ended June 30, 2006 P&NG revenue before royalties was $22.4 million.

The Company's overall realized price for the second quarter of 2006 was $37.63/boe, 12% less than the realized price of $42.73 in the same period of the previous year. Approximately 15% of production for the quarter was dedicated to an aggregator contract with the remaining 85% sold at daily spot prices. As the Company's production profile is heavily weighted to natural gas, revenues are largely determined by AECO prices which are influenced by overall North American supply and demand balance, weather conditions, storage levels and transportation, gathering and processing capacity constraints. North American natural gas prices have declined substantially from the high reached at the end of 2005 as a result of mild winter weather and high gas storage levels. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing.

The Company participates in risk management activities in order to manage its exposure to fluctuations in oil and natural gas prices. Cordero has agreed to sell 7.4 mmcf/d to a third party at monthly AECO July through October 2006 but has not hedged or entered into any fixed price arrangements during or subsequent to the period ended June 30, 2006. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

($000s)	***Quarter Ended June 30***			***Six Months Ended***
	2006	***2005***	***% Change***	***June 30, 2006***
Crown	**753**	388	94	**2,615**
Freehold, GORR	**698**	128	445	**1,293**
ARTC	**(80)**	-	-	**(263)**
Total royalties	**1,371**	516	166	**3,645**
Average Royalty Rates (average % of total sales)				
Crown	**7.2**	13.5	(47)	**11.7**
Freehold, GORR	**6.6**	4.5	47	**5.8**
ARTC	**(0.8)**	-	-	**(1.2)**
Total royalties	**13.0**	18.0	(28)	**16.3**

Royalties as a percentage of revenue were 13% for the three months ended June 30, 2006 and 18% for the same period in the previous year. The royalty rate for the six months ended June 30, 2006 was 16%.

Crown royalties for the current quarter were abnormally low at 7% as they included a one time prior period adjustment. The Company's Freehold and GORR royalties have risen to almost 7% in the current quarter with increasing production from freehold wells.

Crown royalties paid on wells acquired from Resolute are not eligible for the Alberta Royalty Tax Credit (ARTC). As eligible production has been added from wells drilled by Cordero, the Company's ARTC has increased proportionately.

Royalty rates in subsequent periods may fluctuate based on future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold), the proportion of production additions qualifying for royalty holidays and the Crown royalties associated with wells that are eligible for ARTC. It is expected that the total royalty rate for the remainder of the year will be approximately 16%-17%, assuming that natural gas prices do not change significantly.

Operating Expenses

	Quarter Ended June 30			Six Months Ended
($000s, except per boe)	2006	2005	% Change	June 30, 2006
Operating expenses (gross)	1,713	452	279	3,273
Processing income	(798)	(13)	6,038	(1,358)
Operating expenses (net, as reported)	915	439	108	1,915
Operating expenses per boe (net)	3.27	6.53	(50)	3.53

Unit operating expenses of $3.27/boe were 50% lower in the second quarter of 2006 compared to $6.53/boe for the second quarter of 2005. Operating expenses for the six months ended June 30, 2006 were $3.53/boe.

Total quarterly operating expenses have increased over the past year with the additional wells on production and higher prices for supplies and services. However, the Company operates substantially all of its production and has a high level of ownership in gathering and processing facilities, allowing it to effectively manage its costs to every extent possible. The declining costs on a boe basis are directly attributable to the production additions through the year.

Processing income represents the recovery of processing costs, incurred at Cordero's facilities, for production from wells associated with third parties. The substantial increase in the second quarter of 2006 compared to the same period in the previous year is relative to the increase in the number of Cordero-owned facilities as well as an increase in applicable production going through these facilities.

In the future, anticipated conventional production additions will likely increase per unit costs, the magnitude of which is unknown at this time. The cost of field supplies and services, which are currently in an escalating trend, and the Company's future operatorship over gathering and processing facilities will also determine future operating expenses.

Transportation Expenses

	Quarter Ended June 30			Six Months Ended
($000s, except per boe)	2006	2005	% Change	June 30, 2006
Transportation expenses - $000s	319	76	320	631
Transportation expenses - $/boe	1.14	1.13	1	1.16

Transportation expenses on a unit basis were $1.14/boe for the three months ended June 30, 2006, relatively consistent with $1.13/boe for the three months ended June 30, 2005. Year-to-date, transportation expenses were $1.16/boe as the expense for the first quarter of 2006 was $1.19/boe.

Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and the method of transporting oil (pipeline versus trucking).

General and Administrative Expenses (G&A)

($000s, except per boe)	Quarter Ended June 30 2006	2005	% Change	Six Months Ended June 30, 2006
G&A expenses (gross)	**1,503**	766	96	**2,992**
Overhead recoveries	**(402)**	(94)	328	**(711)**
	1,101	672	64	**2,281**
Allocated to capital projects	**(516)**	(316)	63	**(1,007)**
G&A expenses	**585**	356	64	**1,274**
G&A expenses per boe	**2.09**	5.29	(60)	**2.35**

G&A expenses were $0.6 million in the second quarter of 2006 compared to $0.4 million in the second quarter of 2005. On a per unit basis, expenses declined 60% from $5.29 to $2.09, primarily as a result of the production additions from one period to the next, but also because the second quarter of 2005 was the Company's first reporting period and included one-time start up costs. For the six months ended June 30, 2006 G&A expenses were $1.3 million and $2.35/boe.

G&A expenses are reported net of overhead recoveries and allocated capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expenses allocated to capital projects represent salaries and other costs directly associated with property acquisition, exploration and development activities. This proportion capitalized is regularly reviewed by management and, in future periods, will depend on the type of actual capital activities carried out.

Stock-Based Compensation

Stock-based compensation expense for the three months ended June 30, 2006 was $0.5 million compared to $0.4 million for the same period in 2005. For the six months ended June 30, 2006 the expense was $0.9 million. The increase in stock-based compensation in this quarter is due to 623,000 stock options that were granted in the current year, particularly 18,000 of these that vested upon grant.

Depletion, Depreciation and Amortization (DD&A)

($000s, except per boe)	Quarter Ended June 30 2006	2005	% Change	Six Months Ended June 30, 2006
Depletion, depreciation and amortization – $000s	**4,925**	849	480	**8,888**
Depletion, depreciation and amortization – $/boe	**17.62**	12.62	40	**16.38**

DD&A expense per boe increased by 40% from $12.62/boe in the second quarter of 2005 to $17.62/boe in the second quarter of 2006. The expense for the six months ended June 30, 2006 was $16.38/boe. The higher DD&A expense reflects the industry-wide increase in the cost of materials and services. As well, a significant portion of the capital costs in 2006 have been incurred in conjunction with the Company's exploration program for which future reserve additions are anticipated, but not yet reflected in the depletion calculation.

Cordero's DD&A expense in future periods will reflect finding, development and acquisition costs for proved reserves.

Accretion

($000s, except per boe)	*Quarter Ended June 30* 2006	2005	*% Change*	*Six Months Ended June 30, 2006*
Accretion – $000s	**83**	20	315	**152**
Accretion – $/boe	**0.30**	0.30	-	**0.28**

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. The expense will continue to increase with the obligation as additional wells are drilled and facilities added.

Income Taxes

For the three and six month periods ended June 30, 2006 the Company recorded current income tax recoveries of $94,000 and $60,000, respectively. During the current quarter the federal large corporation tax (LCT) was eliminated, effective January 1, 2006, therefore previously recorded amounts were reversed. Also contributing to the recovery was an adjustment for lower than anticipated LCT for 2005. Presently the Company does not expect to pay current income tax until 2008 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year and future reporting periods.

The future income tax expense for the three months ended June 30, 2006 was $1.6 million and for the six months ended June 30, 2006 was $2.8 million, resulting in future tax rates of 99% and 58%, respectively. The large expense in the current quarter was due to the 2006 federal budget and the substantive enactment of corporate tax rate reductions for 2008 to 2010, inclusive. With lower future tax rates, the value of the Company's future tax asset is less and a one-time adjustment of $1.0 million was required to update its estimated value.

Net Earnings

Net earnings in 2006 were negatively impacted by the $1.0 million adjustment to the future income tax asset. For the three and six month periods ended June 30, 2006, earnings were $0.1 million and $2.0 million respectively. Net earnings for the 62-day period ended June 30, 2005 were $16,000. Earnings in the current quarter were positively impacted by lower operating expenses, royalties and current income taxes. In addition to future tax expense, earnings were reduced by lower gas prices, higher DD&A costs, future tax expense and stock-based compensation expense.

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

($/boe)	*Quarter Ended June 30* 2006	2005	*% Change*	*Six Months Ended June 30, 2006*
Sales price	**37.63**	42.73	(12)	**41.27**
Royalties	**(4.91)**	(7.67)	(36)	**(6.72)**
Transportation costs	**(1.14)**	(1.13)	1	**(1.16)**
Operating expenses	**(3.27)**	(6.53)	(50)	**(3.53)**
Operating netback	**28.31**	27.40	3	**29.86**
G&A	**(2.09)**	(5.29)	(60)	**(2.35)**
Interest (net)	**(0.88)**	(0.60)	47	**(0.58)**
Current income taxes	**0.34**	(0.10)	(440)	**0.11**
Corporate netback	**25.68**	21.41	20	**27.04**

Capital Expenditures

($000s)	Quarter Ended June 30 2006	2005	% Change	Six Months Ended June 30, 2006
Land and lease retention	**3,095**	49	6,216	**6,419**
Geological and geophysical	**220**	247	(11)	**2,561**
Drilling and completions	**6,750**	1,734	289	**23,264**
Facilities and equipment	**4,003**	2,875	39	**13,533**
Property acquisitions	**352**	497	(29)	**885**
Other	**787**	776	1	**1,502**
Total capital expenditures	**15,207**	6,178	146	**48,164**
Purchase price adjustment	**-**	12,973	(100)	**-**
Dispositions	**(1,000)**	(959)	4	**(1,298)**
Net capital expenditures	**14,207**	18,192	(22)	**46,866**

Net capital expenditures were $14.2 million for the quarter ended June 30, 2006 and $46.9 million year to date. In the current period 8.2 net wells were drilled (7.9 at Malmo) and completion work was performed on 14.0 net wells, resulting in drilling and completion expenses of $6.8 million. Facilities and equipping expenses of $4.0 million were related to tie in and facilities work at various locations, but primarily Malmo. The Company's prospect inventory was further expanded with the purchase of over 17,000 net acres of land; 16,000 of which was in the Company's Clear Hills exploration area. During the current quarter the Company received the first of two $1.0 million installments pursuant to a farmout agreement under which a third party will drill three exploration wells and earn a 50% interest in Cordero's lands. If any of these wells are successful Cordero will have an interest in the production and retain operatorship.

The 2006 capital budget is currently set at $65-68 million, approximately $33 million of it dedicated to further development of the Company's Malmo interests with the remaining funds allocated to conventional exploration and development activities.

Liquidity and Capital Resources

In April 2006, Cordero's credit facility was expanded from $25 million to $46 million. In June 2006 a bought-deal equity offering was completed whereby 2.8 million common shares were issued at $7.25/share for total gross proceeds of $19.9 million. In conjunction with the funds received from the financing, the capital budget was increased from $50-55 million to $65-68 million.

At June 30, 2006, the Company had $7.7 million drawn on its credit facility and net debt and working capital deficiency was $17.5 million, including $3.8 million relating to three capital leases. During the second quarter of 2006, capital expenditures were funded through internally generated cash flow and debt. The proceeds from the equity offering were used to draw down the Company's credit facility. Due to the nature of the oil and gas industry, significant cash is required to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero expects to finance the remainder of its 2006 capital program and all other commitments through a combination of internally generated cash flow and debt.

Oil and natural gas prices have a significant impact on cash flows and, should commodity prices decline significantly, the Company has the ability to reduce its capital expenditure program accordingly. Cordero expects to fulfil all of its contractual obligations at June 30, 2006 as summarized below:

($000s)	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years
Operating lease obligations (office space)	835	312	523	-	-
Transportation obligations	3,080	1,052	1,578	450	-
Capital lease obligations	4,810	653	1,208	947	2,002
Total contractual obligations	8,725	2,017	3,309	1,397	2,002

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	*August 2, 2006*	*June 30, 2006*
Common shares	32,623	32,623
Common shares issuable on conversion:		
Performance warrants	1,916	1,916
Performance shares	484	484
Stock options	1,729	1,729
Total	36,752	36,752

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

File No. 82-34785

Consolidated Balance Sheets

(Unaudited)
($000s)

	June 30, 2006	*December 31, 2005*
Assets		
Current		
Cash and cash equivalents	-	11,027
Accounts receivable	**7,353**	8,799
	7,353	19,826
Petroleum and natural gas interests (note 3)	**113,527**	74,623
Future income tax asset (note 10)	**8,082**	10,474
	128,962	104,923
Liabilities		
Current		
Accounts payable and accrued liabilities	**13,377**	19,825
Bank indebtedness (note 4)	**7,666**	-
Current portion of obligations under capital leases (note 5)	**452**	446
	21,495	20,271
Obligations under capital leases (note 5)	**3,394**	3,623
Asset retirement obligations (note 6)	**4,710**	3,695
Shareholders' equity		
Share capital (notes 7 and 8)	**91,102**	71,747
Contributed surplus	**1,706**	1,061
Retained earnings	**6,555**	4,526
	99,363	77,334
	128,962	104,923

See accompanying notes.

Consolidated Statements of Operations

(Unaudited) *($000s, except per share amounts)*	**Six Months Ended June 30, 2006**	**Three Months Ended June 30, 2006**	**Period Ended June 30, 2005[1]**
Revenue			
Gross oil and natural gas revenue	**22,396**	**10,521**	2,875
Royalties	**(3,645)**	**(1,371)**	(516)
	18,751	**9,150**	2,359
Expenses			
Operating	**1,915**	**915**	439
Transportation	**631**	**319**	76
General and administrative	**1,274**	**585**	356
Net interest (notes 4 and 5)	**314**	**247**	41
Depletion, depreciation and amortization (note 3)	**8,888**	**4,925**	849
Accretion (note 6)	**152**	**83**	20
Stock-based compensation (note 8)	**853**	**493**	358
	14,027	**7,567**	2,139
Earnings before income taxes	**4,724**	**1,583**	220
Income taxes (note 10)			
Current income taxes	**(60)**	**(94)**	7
Future income taxes	**2,755**	**1,572**	197
	2,695	**1,478**	204
Net earnings	**2,029**	**105**	16
Net earnings per share (note 9)			
Basic	**0.07**	**-**	-
Diluted	**0.06**	**-**	-

Consolidated Statements of Retained Earnings

(Unaudited) *($000s)*	**Six Months Ended June 30, 2006**	**Three Months Ended June 30, 2006**	**Period Ended June 30, 2005[1]**
Retained earnings, beginning of period	**4,526**	**6,450**	-
Earnings for the period	**2,029**	**105**	16
Retained earnings, end of period	**6,555**	**6,555**	16

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Consolidated Statements of Cash Flows

(Unaudited) *($000s)*	**Six Months Ended June 30, 2006**	**Three Months Ended June 30, 2006**	**Period Ended June 30, 2005[(1)]**
Cash flows from the following:			
Operating activities			
Net earnings	**2,029**	**105**	16
Items not affecting cash			
Depletion, depreciation and amortization	**8,888**	**4,925**	849
Accretion	**152**	**83**	20
Future income taxes	**2,755**	**1,572**	197
Stock-based compensation	**853**	**493**	358
Asset retirement obligation expenditures (note 6)	**(62)**	**(31)**	-
Changes in non-cash working capital (note 11)	**152**	**(3,261)**	(190)
	14,767	**3,886**	1,250
Financing activities			
Drawdown of revolving credit facility (note 4)	**7,666**	**(2,893)**	-
Payment of capital lease obligations (note 5)	**(223)**	**(112)**	-
Issue of common shares	**19,938**	**19,938**	24,799
Share issue costs	**(1,155)**	**(1,117)**	(871)
	26,226	**15,816**	23,928
Investing activities			
Petroleum and natural gas expenditures	**(48,164)**	**(15,207)**	(6,178)
Purchase of petroleum and natural gas assets and equipment	**-**	**-**	(14,353)
Disposition of petroleum and natural gas interests	**1,298**	**1,000**	959
Changes in non-cash working capital (note 11)	**(5,154)**	**(5,495)**	4,020
	(52,020)	**(19,702)**	(15,552)
(Decrease) increase in cash and cash equivalents	**(11,027)**	**-**	9,626
Cash and cash equivalents, beginning of period	**11,027**	**-**	-
Cash and cash equivalents, end of period	**-**	**-**	9,626

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Financial Statements
(Unaudited)

For the three and six month periods ended June 30, 2006 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

The accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 to the audited consolidated financial statements for the period ended December 31, 2005. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the period ended December 31, 2005.

3. Petroleum and Natural Gas Interests

At June 30, 2006	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas interests	120,751	(13,767)	106,984
Assets under capital leases (note 5)	4,149	(342)	3,807
Other assets	2,858	(122)	2,736
	127,758	(14,231)	113,527
At December 31, 2005			
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 5)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at June 30, 2006, unproved properties of $16.8 million (December 31, 2005 - $12.0 million) and other petroleum and natural gas assets of $2.1 million (December 31, 2005 - $1.2 million) which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized direct overhead expenses of $0.5 million and $1.0 million relating to petroleum and natural gas exploration and development activities for the three month and six month periods ended June 30, 2006, respectively.

4. Revolving Credit Facility

In April 2006 the Company increased its revolving credit facility from $25.0 million to $46.0 million. The facility is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by an $80.0 million first floating charge debenture over all of the Company's assets. Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR advances at LIBOR plus a stamping fee of 1.10%. Interest paid on the facility for the three and six month periods ended June 30, 2006 was $190,000 and $214,000, respectively.

5. Obligations Under Capital Leases

Future minimum lease payments under the Company's capital leases are as follows:

Year	*Amount*
2006	332
2007	637
2008	604
2009	571
2010	537
2011	504
Thereafter	1,625
Total minimum lease payments	4,810
Less amount representing interest at 5.18% to 5.91%	964
Present value of obligations under capital leases	3,846
Due within one year	452
Long-term portion of obligations under capital leases	3,394

Interest expense incurred on the obligations under capital leases was $57,000 and $115,000, respectively for the three and six month periods ended June 30, 2006. Leased assets are depreciated using the unit-of-production method (see note 3).

6. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Total undiscounted cash flows required to settle the Company's asset retirement obligations are estimated to be $10.8 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 0 to 28 years, with the majority of costs expected to occur between 2013 and 2018. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rate of 7.5%.

	Six Months Ended June 30, 2006	**Three Months Ended June 30, 2006**	**Period Ended June 30, 2005**
Asset retirement obligations, beginning of period	**3,695**	**4,461**	-
Liabilities transferred upon plan of arrangement	**-**	**-**	1,250
Obligations incurred in period	**925**	**197**	547
Obligations settled during period	**(62)**	**(31)**	-
Accretion	**152**	**83**	20
Asset retirement obligations, end of period	**4,710**	**4,710**	1,817

7. Share Capital

(a) Authorized

At June 30, 2006, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	***Number***	***Consideration***
Balance, December 31, 2005	29,724,789	71,740
Equity offering June 2, 2006	2,750,000	19,938
Exercise of performance shares	148,124	2
Transfer from contributed surplus on exercise of performance shares	-	208
Share issue costs (net of future income tax effect)	-	(791)
Balance, June 30, 2006	32,622,913	91,097

Performance Shares	***Number***	***Consideration***
Balance, December 31, 2005	725,900	7
Exercised	(241,967)	(2)
Balance, June 30, 2006	483,933	5

On June 2, 2006 the Company closed a bought deal private placement whereby 2.75 million common shares were issued at a price of $7.25/share for total gross proceeds of $19.9 million. In May 2006 241,967 performance shares vested and were automatically converted into 148,124 common shares.

8. Stock-Based Compensation Plans

(a) Stock Option Plan

The following table summarizes information regarding the Company's stock option activity during the six months ended June 30, 2006.

	Number of Options	***Weighted Average Exercise Price ($)***
Outstanding at December 31, 2005	1,105,800	4.69
Granted	623,000	6.40
Outstanding at June 30, 2006	1,728,800	5.30

The following table summarizes information about the Company's stock options outstanding at June 30, 2006:

Exercise Price ($)	***Options Outstanding***	***Remaining Contractual Life (Years)***	***Options Exercisable***	***Remaining Contractual Life (Years)***
4.43 - 5.00	955,400	3.90	471,807	3.92
5.01 - 6.00	192,900	4.28	20,000	4.13
6.01 - 7.00	468,000	4.66	-	-
7.01 - 7.40	112,500	4.86	18,000	4.86
4.43 - 7.40	1,728,800	4.21	509,807	3.96

(b) Share Appreciation Rights Plan

As at June 30, 2006, no share appreciation rights had been granted.

(c) *Stock-Based Compensation*

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the three and six month periods ended June 30, 2006 are as follows:

	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005
Risk-free interest rate (%)	**4.02**	**4.15**	3.16
Expected life (years)	**3.5**	**3.5**	3.5
Expected volatility (%)	**40**	**40**	40
Dividend yield (%)	**-**	**-**	-
Weighted average fair value ($)	**2.057**	**2.541**	1.507

9. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005
Weighted average basic	**30,214,499**	**29,822,453**	23,339,269
Dilutive securities			
Stock options	**612,456**	**679,455**	-
Performance warrants	**1,238,384**	**1,275,784**	863,013
Performance shares	**540,861**	**537,721**	825,103
Weighted average diluted	**32,606,200**	**32,315,413**	25,027,385

10. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005
Earnings before income taxes	**4,724**	**1,583**	220
Expected income taxes at the statutory rate of 34.49%	**1,629**	**546**	82
Increase (decrease) resulting from:			
Non-deductible Crown charges	**294**	**83**	95
Resource allowance	**(384)**	**(172)**	(81)
Stock-based compensation	**294**	**165**	135
Canadian Large Corporate Tax	**(60)**	**(94)**	7
Income tax rate reduction	**982**	**1,007**	-
Other	**(60)**	**(57)**	(34)
Income taxes	**2,695**	**1,478**	204

The major components of the future income tax asset are as follows:

	As at June 30, 2006	As at December 31, 2005
Petroleum and natural gas interests	**5,988**	8,701
Asset retirement obligations	**1,397**	1,242
Share issue costs	**742**	508
Other	**(45)**	23
	8,082	10,474

11. Supplementary Information for Statement of Cash Flows

Changes in non-cash working capital	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005
Accounts receivable	**1,446**	**(659)**	(3,773)
Accounts payable and accrued liabilities	**(6,448)**	**(8,097)**	6,223
Change in non-cash working capital relating to:	**(5,002)**	**(8,756)**	2,450
Operating activities	**152**	**(3,261)**	(190)
Investing activities	**(5,154)**	**(5,495)**	2,640

12. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Office space	312	327	196	-	-
Transportation	1,052	976	602	342	108
Total commitments	1,364	1,303	798	342	108

Consolidated Statements of Operations

(Unaudited) *($000s, except per share amounts)*	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005[1]
Revenue			
Gross oil and natural gas revenue	22,396	10,521	2,875
Royalties	(3,645)	(1,371)	(516)
	18,751	9,150	2,359
Expenses			
Operating	1,915	915	439
Transportation	631	319	76
General and administrative	1,274	585	356
Net interest (notes 4 and 5)	314	247	41
Depletion, depreciation and amortization (note 3)	8,888	4,925	849
Accretion (note 6)	152	83	20
Stock-based compensation (note 8)	853	493	358
	14,027	7,567	2,139
Earnings before income taxes	4,724	1,583	220
Income taxes (note 10)			
Current income taxes	(60)	(94)	7
Future income taxes	2,755	1,572	197
	2,695	1,478	204
Net earnings	2,029	105	16
Net earnings per share (note 9)			
Basic	0.07	-	-
Diluted	0.06	-	-

Consolidated Statements of Retained Earnings

(Unaudited) *($000s)*	Six Months Ended June 30, 2006	Three Months Ended June 30, 2006	Period Ended June 30, 2005[1]
Retained earnings, beginning of period	4,526	6,450	-
Earnings for the period	2,029	105	16
Retained earnings, end of period	6,555	6,555	16

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Consolidated Balance Sheets

(Unaudited) *($000s)*	*June 30, 2006*	*December 31, 2005*
Assets		
Current		
Cash and cash equivalents	-	11,027
Accounts receivable	**7,353**	8,799
	7,353	19,826
Petroleum and natural gas interests (note 3)	**113,527**	74,623
Future income tax asset (note 10)	**8,082**	10,474
	128,962	104,923
Liabilities		
Current		
Accounts payable and accrued liabilities	**13,377**	19,825
Bank indebtedness (note 4)	**7,666**	-
Current portion of obligations under capital leases (note 5)	**452**	446
	21,495	20,271
Obligations under capital leases (note 5)	**3,394**	3,623
Asset retirement obligations (note 6)	**4,710**	3,695
Shareholders' equity		
Share capital (notes 7 and 8)	**91,102**	71,747
Contributed surplus	**1,706**	1,061
Retained earnings	**6,555**	4,526
	99,363	77,334
	128,962	104,923

See accompanying notes.

File No. 82-5[illegible]

Form 52-109F2

Certification of Interim Filings

I, David Elgie, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 2, 2006

"signed"
David Elgie
President and Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Dean Setoguchi, Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 2, 2006

"signed"
Dean Setoguchi
Chief Financial Officer